

ATCO
G R O U P

Corporate Office



08004211

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

July 21, 2008

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is
a copy of the following:

- Corporation's Form 5 – Dividend/Distribution Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand
corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and
returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

PROCESSED
AUG 1 3 2008
THOMSON REUTERS

SEC Mail Processing
Section

JUL 3 0 2008

Washington, DC
110

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

Form 5 Submission - Dividend/Distribution Declaration

Issuer :   Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	.235	CAD	07/18/2008	09/10/2008	09/30/2008
ACO.Y	.235	CAD	07/18/2008	09/10/2008	09/30/2008
ACO.PR.A	.359375	CAD	07/18/2008	08/06/2008	09/01/2008

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	07/18/2008
Last Updated:	07/18/2008

END